SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: June 2, 2011

ON TRACK INNOVATIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of the Shareholders of On Track Innovations Ltd. (“Company”) will be held on Friday, June 24, 2011, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel (“Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2010.

2.
To re-appoint Somekh Chaikin (member of KPMG International) as the Company's independent certified public auditors for the fiscal year ending December 31, 2011 and to authorize the Company's Board of Directors to delegate the authority to determine the auditors' remuneration to the Audit Committee.

Record Date and Right to Vote

Only shareholders of record as of the close of trading on the Nasdaq Global Market on June 3, 2011 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.   You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting with an ownership certificate in the form attached hereto or other form satisfactory to the Company, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders meeting, unless a quorum is present when the meeting begins.  The quorum required for a meeting is at least two shareholders present in person or by proxy holding in the aggregate at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date for the Meeting. Abstentions and broker non-votes (as explained below) are counted in determining if a quorum is present. If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Under applicable regulations, a"broker non-vote" occurs on an item when a broker identified as the record holder of shares is not permitted by applicable rules, to vote on that item without instruction from the beneficial owner of the shares and no instruction has been received.  We believe the proposal on the agenda of the meeting is "routine", and therefore, a broker may vote with respect to such proposal even if a beneficial shareholder did not instruct the broker how to vote with respect to the proposal.  It should be noted that the proposal on the agenda may be determined not to be “routine” matters, in which case, a broker may not vote on such matter without instructions from the shareholder.

Proxy

You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our board of directors. Please follow the instructions on the proxy card.

We are mailing copies of this invitation and the proxy card to our shareholders of record on the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

We will not be able to count a proxy card unless we receive it at our principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or our registrar and transfer agent, Continental Stock Transfer & Trust Company, receives it, in the enclosed envelope, by June 22, 2011 at 9:00 A.M. Israel time, which is June 22, 2011 at 2:00 A.M. Eastern standard time. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions and broker non-votes (to the extent applicable) will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present.

By order of the Board of Directors,

/s/ Oded Bashan

Mr. Oded Bashan
Chairman of the Board of Directors

June 2, 2011

ON TRACK INNOVATIONS LTD.

ROSH-PINA, ISRAEL
_____________________

PROXY STATEMENT
_____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (“Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Friday, June 24, 2011, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2010.

2.
To re-appoint Somekh Chaikin (member of KPMG International) as the Company's independent certified public auditors for the fiscal year ending December 31, 2011 and to authorize the Company's Board of Directors to delegate the authority to determine the auditors' remuneration to the Audit Committee.

Our board of directors unanimously recommends that you vote “FOR” the proposal under Item 2 below.

ITEM 1 - PRESENTATION OF 2010 FINANCIAL STATEMENTS

The Company’s Annual Report for the year ended December 31, 2010 is available on the Company’s website at the address www.otiglobal.com. The contents of our website are not part of this proxy. The Company's Consolidated Financial Statements for the year ended December 31, 2010 are included in such report.  At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2010, as presented in the Company's Annual Report for the year ended December 31, 2010 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

The Company's Audit Committee and Board of Directors recommend to the Company’s shareholders to re-appoint Somekh Chaikin, a member of KPMG International, as the Company's independent certified public auditors for the fiscal year ending December 31, 2011, and to authorize the Company's Board of Directors to delegate the authority to determine the auditors’ remuneration to the Audit Committee. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to appoint Somekh Chaikin (a member of KPMG International) as the Company's independent certified public auditors for the fiscal year ending December 31, 2011 and to authorize the Board of Directors to delegate the authority to determine the remuneration of said auditors for such fiscal year to the Audit Committee.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’s Reg. No.: 52-004286-2

Name of Stock Exchange member: _______________

Details of shareholder:
(If there are several joint owners of the shares, their details should be included)

(1)	Name of shareholder ______________

(2)	I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________                                                      Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________                                                      Country of incorporation _____________

(3)	Record Date for which this certificate is granted: June 3, 2011

Details of the Shares:

(1)	Name of the security - Ordinary Shares;
Par value - N.I.S 0.1 ;
ISIN code - IL 009248951
(2)	No. of Shares - _____________
(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________                                                                                                Date: ______________